Exhibit 3.2(a)

Amendment to Bylaws
of
Pathfinder Cell Therapy, Inc.

(Adopted by the Board of Directors on September 29, 2011)

Section 3.10 of the Company’s Bylaws be, and hereby is, amended to include the italicized words below, such that the same shall read in its entirety as follows:

Acting Without a Meeting.  Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission and such written consents or electronic transmissions are filed with the minutes of such proceeding.